

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2018

James Peters
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 North M-63,
Benton, MI 49022-2692

      Re: Whirlpool Corporation
          Form 10-Q for the Quarterly Period Ended March 31, 2018
          Filed April 24, 2018
          File No. 001-03932

Dear Mr. Peters:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Overview , page 28

1.   We note your statement that "Whirlpool Corporation delivered ongoing EBIT improvement and record first-quarter ongoing earnings per share." You also made a similar statement on page 21 of your Form 10-K which reads in part that "Whirlpool Corporation delivered ... the second highest year ever in terms of ongoing earnings per share in 2017." In future filings, if you make reference to a non-GAAP measure, please also cite the most comparable GAAP measure with equal or greater prominence. Refer to Q&A 102.10 of the CD&I on Non-GAAP Financial Measures (April 4, 2018).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

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